FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Contact Gold Corp.

Suite 1050, 400 Burrard Street

Vancouver, BC V6C 3A6

Item 2 Date of Material Change

September 29, 2020

Item 3 News Release

A news release was issued on September 29, 2020 in respect of the material change by the Company through the facilities of Newsfile Corp.

Item 4 Summary of Material Change

Contact Gold Corp. (the "Company" or "Contact Gold"), announced that it had completed its previously announced public offering of units ("Units") for aggregate gross proceeds of C$14,774,000 (the "Offering").

Item 5 Full Description of Material Change

Contact Gold announced that it had completed its previously announced Offering.

The Offering was conducted by Cormark Securities Inc. along with its US affiliate Cormark Securities (USA) Limited (together, the "Underwriters") pursuant to which a total of 73,870,000 Units were sold at a price of $0.20 per Unit ("Offering Price"), which included the partial exercise by the Underwriters of the over-allotment option.

Each Unit consisted of one share of common stock in the capital of the Company (a "Share", and as a constituent of the Unit, a "Unit Share") and one-half of one Share purchase warrant (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to acquire, subject to adjustment in certain circumstances, one Share at an exercise price of C$0.27 until September 29, 2022. For further information about the Offering, refer to the Company's news releases dated August 6, 2020, August 10, 2020, and September 23, 2020.

Concurrent with closing of the Offering, Contact Gold redeemed and retired all of the issued shares of preferred stock ("Preferred Shares") in the following steps pursuant to the binding letter agreement ("Binding LOI") with Waterton Nevada Splitter, LLC ("Waterton"):

i) Contact Gold made a cash payment of C$5,000,000 from the proceeds of the Offering to redeem a portion of the Preferred Shares;

ii) Waterton, the holder of the Preferred Shares, purchased a total of 69,412,978 Shares pursuant to a private placement at a price per share of $0.195 for aggregate gross proceeds of approximately C$13.54 million (the "Redemption Placement"); and

iii) Contact Gold applied the proceeds of the Redemption Placement to redeem all of the remaining outstanding Preferred Shares (the "Redemption").

Contact Gold intends to use the remaining net proceeds of the Offering to undertake further drilling at the Company's Green Springs and Pony Creek projects located in Nevada, for exploration on its other properties, and for general working capital purposes, as further detailed in the Prospectus Supplement and Offering Statement (each as defined below).

The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering, other than in respect of sales to president's list purchasers (the "President's List"), on which they received a cash commission equal to 3%.  As additional consideration for the services rendered in connection with the Offering, the Company issued the Underwriters a total of 4,255,125 broker warrants of the Company (the "Broker Warrants"). Each Broker Warrant shall be exercisable to purchase, subject to adjustment in certain circumstances, one Share (a "Broker Share") at a price of $0.27 until September 29, 2022.

The Offering was conducted (A) in Canada pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated October 24, 2018 filed in all of the provinces and territories of Canada, except for Québec (the "Canadian Jurisdictions"), and (B) to the public under an offering statement on Form 1-A, which includes an Offering Circular (the "Offering Statement"), pursuant to Regulation A under the United States Securities Act of 1933, as amended (the "1933 Act"), filed with the United States Securities and Exchange Commission (the "SEC"). The securities sold pursuant to the Offering have not been approved or disapproved by the SEC, or any Canadian securities commission, nor has any such regulatory authority passed upon the accuracy or adequacy of the Prospectus Supplement or the Offering Statement.

The Shares issued pursuant to the Redemption Placement are subject to a four month and one day statutory hold period in Canada expiring on January 30, 2021, and are also deemed to be "restricted securities" under the 1933 Act. The Shares have not been, nor will they be, registered or qualified under the 1933 Act or any state securities laws, and were offered and sold pursuant to exemptions from the registration requirements of the 1933 Act and applicable state securities laws.

The Offering and the Redemption Placement remain subject to the receipt of final approval from the TSX Venture Exchange. Copies of the Prospectus Supplement and the Offering Statement (including the Offering Circular contained therein), are available at www.sedar.com and www.sec.gov.  The Offering Circular is also available at http://www.contactgold.com/_resources/pdf/Contact-Gold-Form-1-A-Rule-253-Offering-Circular.pdf

,Related Party Transactions

Waterton is an insider of the Company and, as a result, the completion of the Redemption Placement constituted a "related party transaction" as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").  In connection with the Redemption Placement, Waterton acquired 69,412,978 Shares, as further described above. Prior to the completion of the Redemption Placement, Waterton held 31,351,649 Shares representing approximately 32.16% of the issued and outstanding Shares, and 100% of the Preferred Shares. As at the date hereof, after giving effect to the Redemption Placement and the Offering, Waterton holds 100,764,627 Shares representing approximately 41.85% of the total issued and outstanding Shares, and none of the Preferred Shares. The Shares were acquired to fulfill the purposes of, and in accordance with the terms of the Binding LOI as described above, and for investment purposes. Depending on market and other conditions, or as future circumstances may dictate, Waterton may from time to time, increase or decrease their holdings of the Shares. The Redemption Placement is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 in reliance upon the exemptions contained in section 5.5(b) and 5.7(1)(e), respectively, of MI 61-101.  A material change report was filed in connection with the potential Redemption Placement less than 21 days in advance of the closing of the Redemption Placement, which the Company deemed reasonable in the circumstances so as to be able to complete the Redemption Placement in an expeditious manner.

In addition, certain directors and officers of the Company acquired an aggregate of 725,000 Units pursuant to the Offering. Participation by the directors and officers of the Company in the Offering constituted a "related party transaction" pursuant to MI 61-101, however is exempt from the formal valuation and minority shareholder approval requirements in reliance upon the exemptions contained in sections 5.5(b) and 5.7(1)(a) of MI 61-101.  This material change report is being filed in connection with the insider participation in the Offering less than 21 days in advance of the closing of the Offering, as the Company could not confirm sales under the Offering until the Form 1-A had been qualified by the SEC which occurred on September 24, 2020.

The Offering and the Redemption Placement were approved by the Board way of consent resolutions on August 6, 2020, August 10, 2020 and September 23, 2020.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John Wenger, Vice President, Corporate Strategy, Chief Financial Officer and Corporate Secretary. (604) 424-4051

Item 9 Date of Report

October 2, 2020